Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002
(860) 243-7868

Candace A. Clark
Senior Vice President
Chief Legal Officer and Secretary

    May 27, 2009

Via Facsimile (703-813-6968)

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

FOR COMMISSION USE ONLY

RE:          SEC Letter dated May 21, 2009
Re:       Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the fiscal period ended April 30, 2009
Definitive Proxy Statement on Schedule 14A filed February 26, 2009
File No. 0-1093

Dear Mr. Decker:

We have received your letter to Mr. Keating providing comments on the disclosures contained in the captioned SEC reports.  That letter asked us to respond to the comments within 10 business days (June 5, 2009) or inform the SEC of when we will provide a response.  During discussions with the SEC Staff held on May 26, 2009 we were informed that a formal letter should be submitted to the SEC indicating when we would expect to respond to the comment letter.  Therefore, this is to confirm that we will provide our response to your comments on or before Friday, June 19, 2009.

If you have any questions or would like to discuss this matter, please contact the undersigned at 860.243.7868.

Sincerely,

/s/ Candace A. Clark
Candace A. Clark
Senior Vice President, Chief
Legal Officer and Secretary
Kaman Corporation
cc:  Hagen Ganem, Staff Attorney